CITIZENS COMMUNITY BANCORP, INC.
2174 EastRidge Center
Eau Claire, Wisconsin 54701

August 10, 2006

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Citizens Community Bancorp, Inc. Registration Statement Under the 1933 Securities Act on Form S-1 (File number 333-135527)

Gentlemen:

We hereby request acceleration of the effective date of the above-captioned Registration Statement to Monday, August 14, 2006, at 10:30 a.m., Washington, D.C. time, or as soon thereafter as practicable that the staff of the Commission, acting pursuant to delegated authority, may determine. Additionally, the undersigned acknowledges the following:

    should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

    the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

    the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely yours, CITIZENS COMMUNITY BANCORP, INC.
By:	/s/ James G. Cooley James G. Cooley President and Chief Executive Officer
cc:	Mark Webb Michael Clampitt